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- EXHIBIT 99.1

                  POSCO TO BUY STAKES IN AUSTRALIAN COAL MINES

POSCO would buy stakes in two Australian coal mines in a bid to secure stable supplies of the raw material. It would buy 5 percent stakes in Australian Carborough Downs and Glennies Creek mines from U.S. mining company American Metals & Coal International Inc. The main contract would be completed in January next year. The Company secure total 12 million tones of high metallurgical coal over the next 10 years from those coal mines, starting from 2005.